Exhibit 99.1
Sun Life Financial reports
Record operating earnings per share
of $1.03, up 17% over Q2 2006
Operating return on equity of 14.6% up 100 basis points
Note to Editors: All figures shown in Canadian dollars unless otherwise noted.
Toronto — July 31, 2007 — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced a number of important achievements during the second quarter ended June 30, 2007, including record operating earnings of $593 million. Record fully diluted operating earnings per share (EPS) of $1.03 increased 17% over the second quarter of 2006. Operating return on equity (ROE) was 14.6% for the quarter.
“Sun Life Financial has achieved strong earnings while making significant on-going investments in distribution and customer-focused innovation,” said Donald A. Stewart, Chief Executive Officer. “This quarter, we continued to realize the benefits of our investments in distribution and new products in the U.S. and Canada. We are pleased with the success of our U.S. variable annuity strategy, which is generating positive net flows in our U.S. variable annuities business.”
Strong year-to-date sales growth for U.S. and Canadian wealth accumulation products is being driven by Sun Life’s broad distribution strength and a customer-focused line-up of wealth accumulation products, led by Income ON DemandSM in the United States and SunWise Elite Plus in Canada.
“The results in the quarter reflect our progress toward achieving our medium-term financial objectives,” said Richard P. McKenney, Chief Financial Officer. “Broad-based strength yielded solid earnings growth, and we continue to focus on effective capital deployment.”
Operating earnings exclude after-tax charges to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group. Including these charges, fully diluted EPS and ROE for the quarter were $1.02 and 14.5%, respectively.
Business Highlights
During the second quarter of 2007, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
•	Sun Life Financial U.S. continued to execute on its variable annuity strategy, achieving strong results with gross U.S. variable annuity sales in the second quarter of 2007 reaching US$805 million, an increase of 96% over the second quarter of 2006. The strong second quarter 2007 sales benefited from the March launch of the Income ON Demand SM lifetime income rider and resulted in positive net variable annuity sales for the quarter. Total variable annuity account values increased to a record US$21.8 billion as of June 30, 2007 through a combination of strong sales and market gains.

•	On June 20, 2007, Sun Life Financial announced that it has determined the next generation of its financing structure to support its U.S. universal life insurance products. As a result, the Company experienced lower new business strain on sales of U.S. universal life products in the second quarter of 2007, and expects the full benefits of the new structure to be realized by year-end.
Second Quarter 2007/ sunlife.com 1

•	Sun Life Financial completed its acquisition of Genworth Financial’s U.S. Employee Benefits Group on May 31, 2007. The acquisition adds significant scale and scope to Sun Life Financial’s U.S. group business. As of June 30, 2007, Sun Life’s U.S. group insurance business in force grew to approximately US$2 billion on the strength of organic growth and the additional in-force business contributed by the acquisition.

•	As part of its integrated brand strategy in Canada, Individual Insurance & Investments re-branded its career sales force Sun Life Financial, generating strong enthusiasm among the more than 3,400 advisors.

•	Individual segregated fund sales in Canada, including deposits from the SunWise Elite Plus guaranteed minimum withdrawal benefit rider, grew to $879 million in the six months ended June 30, 2007, up 16% over the same period last year.

•	Individual life insurance sales in Canada increased by 15% in the second quarter of 2007 over the same period last year on growth from both the Sun Life Financial Advisor and wholesale channels.

•	Sun Life Financial Canada Group Benefits achieved a 21.8% market share and the highest year over year growth of in-force business in the industry in 2006 according to the recently released Fraser Group Universe report. Sun Life’s Canadian group insurance business in force grew to $6 billion in the second quarter of 2007, up 8% over the second quarter of 2006.

•	Sun Life Financial Canada’s Group Retirement Services plan members leaving their employers’ defined contribution plans for retirement or other reasons during the second quarter of 2007 entrusted $175 million of their plan assets to Sun Life, an increase of 47% over the second quarter of 2006.

•	MFS assets under management grew to US$202 billion at the end of the second quarter of 2007, including the acquisition on June 29, 2007 of six closed-end funds with total assets of US$1.0 billion.

•	MFS’s pre-tax operating profit margin ratio increased to 34% in the second quarter of 2007 from 27% in the second quarter of 2006.

•	MFS continued to achieve superior retail mutual fund performance with 87% of its U.S. mutual fund assets ranked in the top half of their Lipper Category Average over 3 years, as of June 30, 2007.

•	In India, Birla Sun Life Insurance Company agency sales were up 62% in the second quarter of 2007 compared to the second quarter of 2006 as the direct sales force grew to over 60,000 advisors.

•	Sun Life Everbright Life Insurance Company was recently selected to provide group life and health benefits to the more than 13,000 employees of China Everbright Group and China Everbright Bank. Sun Life Everbright ranks among the top five foreign joint ventures in China based on group insurance premium.

•	Sun Life Everbright received preparatory approval for Shanghai, mainland China’s financial centre and a very strong operating base for Sun Life’s Chinese joint venture partner, China Everbright Group. Sales in Shanghai are expected to begin in the fourth quarter subject to final regulatory approval. Sun Life Everbright also opened two sales offices in the Jiangsu province during the second quarter of 2007, bringing the Company’s operations in China to a total of 14 cities.

•	Sun Life Financial was named to the Corporate Knights 2007 Best 50 Corporate Citizens in Canada, based on environment, social and governance indicators.
2 Sun Life Financial Inc. / Second Quarter 2007

Financial Highlights
•	Operating ROE increased 100 basis points to 14.6% from operating ROE of 13.6% in the second quarter of 2006. ROE of 14.5% increased 90 basis points from ROE of 13.6% in the second quarter of 2006. In the second quarter of 2006, operating ROE and ROE were both 13.6%.

•	Fully diluted operating EPS of $1.03 for the quarter increased 17% compared to fully diluted operating EPS of $0.88 in the second quarter of 2006. Fully diluted EPS of $1.02 for the quarter increased 16% compared to fully diluted EPS of $0.88 in the second quarter of 2006. In the second quarter of 2006, fully diluted operating EPS and fully diluted EPS were both $0.88.

•	Sun Life Financial increased its quarterly common share dividend to 34 cents per share, representing an increase of 13% over the past 12 months.

•	Sun Life Financial repurchased approximately 3 million common shares for $152 million during the second quarter of 2007, for a total share buyback of $275 million in the first six months of this year.

•	On May 6, 2007, Sun Life Financial completed the redemption of US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.

•	On May 29, 2007, Sun Life Financial completed a public offering in Canada of $400 million principal amount of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due in 2042.

•	On June 22, 2007 Sun Life Financial acquired 2,300,000 trust units of CI Financial Income Fund to maintain Sun Life Financial’s approximately 36.5% ownership interest in CI.

•	Strong growth in wealth sales drove total Annuities premiums up 27% for the six months ended June 30, 2007 over the comparable period in 2006 (excluding U.S. institutional medium-term notes). Solid sales and asset growth across the Company drove total fee income up by 9%, and total life and health premiums were also up by 5% over the same periods. Lower investment income in the six months ended June 30, 2007 compared to the same period in 2006 was primarily due to rising interest rates during the second quarter of 2007, which resulted in lower market values on held-for-trading bonds. Changes to Canadian investment accounting rules that became effective on January 1, 2007 have resulted in increased net investment income volatility arising from quarterly fluctuations in the value of held-for-trading assets. As a result of Sun Life Financial’s close duration matching of assets and liabilities, changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, such as operating earnings, operating EPS, operating ROE, ROE for business groups, MFS’s pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, Embedded Value and Value of New Business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Second Quarter 2007 / sunlife.com 3

Analysts’ Conference Call
The Company’s second quarter 2007 financial results will be reviewed at a conference call today at 11:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q2 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2007, the Sun Life Financial group of companies had total assets under management of $435 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Paul Petrelli
Senior Manager, Media Relations	Assistant Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com
4 Sun Life Financial Inc. / Second Quarter 2007

Management’s Discussion & Analysis
Management’s Discussion & Analysis
for the period ended June 30, 2007
Dated July 31, 2007
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income ($mm)	590	497	545	541	512	1,087	1,003
Operating Earnings[1]($mm)	593	558	545	541	512	1,151	1,005

Basic Earnings per Common Share (EPS) ($)	1.03	0.87	0.95	0.94	0.88	1.90	1.73
Basic Operating EPS[1]($)	1.04	0.98	0.95	0.94	0.88	2.02	1.73
Fully Diluted EPS ($)	1.02	0.86	0.94	0.93	0.88	1.88	1.71
Fully Diluted Operating EPS[1]($)	1.03	0.96	0.94	0.93	0.88	1.99	1.71

Return on Common Equity (ROE) (%)	14.5	12.0	14.0	14.4	13.6	13.2	13.4
Operating ROE[1](%)	14.6	13.5	14.0	14.4	13.6	14.0	13.4

Average Common Shares Outstanding (mm)	570.1	572.0	572.6	574.2	578.8	571.1	580.3
Closing Common Shares Outstanding (mm)	568.1	571.4	571.8	573.0	575.3	568.1	575.3

S&P 500 Index (daily average)	1,497	1,425	1,389	1,287	1,282	1,461	1,283
S&P 500 Index (close)	1,503	1,421	1,418	1,336	1,270	1,503	1,270
Sun Life Financial Inc.2 reported common shareholders’ net income of $590 million for the quarter ended June 30, 2007, up $78 million from $512 million in the second quarter of 2006. The increase in common shareholders’ net income was primarily due to business growth, broad-based favourable mortality and morbidity experience, lower new business strain on U.S. universal life sales, the benefit of an internal reinsurance transaction in Sun Life Financial Canada, and the positive impact of higher interest rates and equity market performance on several of the Company’s North American businesses. These gains were partially offset by credit related allowances in Canada and lower earnings in Asia, the United Kingdom and Corporate Support.
ROE for the second quarter of 2007 was 14.5% compared with 13.6% for the second quarter of 2006. The 90 basis point increase was primarily the result of improved earnings in a number of the Company’s businesses, the repurchase of common shares and the change in value of the foreign currency translation account in the second quarter of 2007. Fully diluted EPS were $1.02, 16% higher than the $0.88 reported in the prior year.
Fully diluted operating EPS, which exclude after-tax charges of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group, were

[1]	Operating Earnings, Basic Operating EPS, Fully Diluted Operating EPS and Operating ROE exclude after-tax charges to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group taken in the second quarter of 2007,$43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006. See “Use of Non-GAAP Financial Measures”.

[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Second Quarter 2007 / sunlife.com 5

Management’s Discussion & Analysis
$1.03 for the quarter, up 17% over fully diluted operating EPS of $0.88 in the second quarter of 2006. Operating ROE of 14.6% for the quarter was up from operating ROE of 13.6% in the second quarter of 2006.
Common shareholders’ net income of $1,087 million for the first six months of 2007 was $84 million higher than in the first half of 2006 and fully diluted EPS of $1.88 for the first half of 2007 was 10% higher than the fully diluted EPS of $1.71 in the first half of 2006.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s second quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.
SLF Canada

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	177	146	156	123	156	323	306
Group Benefits	69	51	60	85	65	120	102
Group Wealth[1]	34	53	41	32	43	87	90

Total	280	250	257	240	264	530	498

ROE(%)	16.1	14.3	14.3	13.3	15.0	15.2	14.4
1Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $16 million, or 6%, compared to the second quarter of 2006. This increase is attributable to a $42 million gain on an internal reinsurance transaction and the impact of strong equity performance in Individual Insurance & Investments, partially offset by $18 million of credit related allowances and the non-recurrence of $19 million of increased earnings in the second quarter of 2006 related to CI from tax rate changes in 2006.
•	Individual Insurance & Investments earnings for the second quarter of 2007 increased by 13% compared to the second quarter of 2006 including the $42 million positive impact of an internal reinsurance transaction on actuarial reserves and strong equity performance, partially offset by the credit related allowances and the non-recurrence of $19 million of increased earnings in the second quarter of 2006 related to CI from tax rate changes in 2006.

•	Group Benefits earnings for the second quarter of 2007 increased by 6% over the second quarter of 2006 due to favourable mortality and morbidity experience, partially offset by the credit related allowances.

•	Group Wealth earnings for the second quarter of 2007 decreased by 21% from the second quarter of 2006 as a result of the non-recurrence of unusually favourable mortality experience in the second quarter of 2006 and the credit related allowances.
6 Sun Life Financial Inc. / Second Quarter 2007

Management’s Discussion & Analysis
Six-month earnings increased by $32 million, or 6%, over the same period in 2006 due to higher Individual Insurance & Investments earnings resulting from the reinsurance transaction and higher Group Benefits earnings from changes to actuarial reserves to better reflect asset liability matching, offset by a slight decline in Group Wealth earnings.
SLF U.S.

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income (US$mm)
Annuities	80	80	61	88	64	160	149
Individual Life	37	5	9	22	(4)	42	19
Employee Benefits Group [1]	25	(1)	16	11	20	24	20

Total (US$mm)	142	84	86	121	80	226	188

Total (C$mm)	156	98	97	136	90	254	215

ROE (%)	14.0	9.4	9.7	13.9	9.4	11.8	11.0
1 Employee Benefits Group formerly called Group Life & Health
Earnings for SLF U.S. increased C$66 million or 73% compared to the second quarter of 2006. In U.S. dollars, earnings were US$142 million, US$62 million or 78% higher than in the second quarter of 2006. Earnings increased this quarter as a result of lower new business strain on U.S. universal life sales and the positive impact of higher interest rates in Individual Life, improved interest rate spreads in Annuities and improved claims experience in the Employee Benefits Group.
•	Annuities earnings increased by US$16 million compared to the second quarter of 2006 from improved interest rate spreads, the positive impact of equity market movements and earnings from US$1.8 billion of funding agreement backed medium term notes issued in 2006.

•	Individual Life earnings increased by US$41 million compared to the second quarter of 2006 primarily due to lower new business strain on U.S. universal life sales and favourable experience, including the positive impact of higher interest rates.

•	Employee Benefits Group earnings increased by US$5 million compared to the second quarter of 2006 as the result of improved claims experience and the favourable impact of the acquisition of Genworth’s Employee Benefits Group (Genworth EBG Business), which closed on May 31, 2007.
Six-month earnings increased by US$38 million, or 20%, over the same period in 2006 due to in-force earnings growth and the favourable impact of increased earnings from lower tax jurisdictions in Individual Life, improved interest rate spreads and the positive impact of equity market movements in Annuities and improved claims experience and the favourable impact of the acquisition of the Genworth EBG Business in the Employee Benefits Group.
The results of the Genworth EBG Business from June 1, 2007 are included in the income reported for the three and six months ended June 30, 2007. The results and assets of the Genworth EBG Business, including goodwill, are included in the SLF U.S. reportable segment in Sun Life Financial’s second quarter 2007 Interim Consolidated Financial Statements.
Second Quarter 2007 / sunlife.com 7

Management’s Discussion & Analysis
MFS

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income (US$mm)	62	61	62	52	47	123	92
Common Shareholders’ Net Income (C$mm)	68	72	71	58	53	140	105
Pre-tax Operating Profit Margin Ratio [3]	34%	34%	34%	30%	27%	34%	27%
Average Net Assets (US$B)	200	189	182	170	168	195	168
Assets Under Management (US$B)	202	192	187	175	168	202	168
Net Sales/(Redemptions) (US$B)	(0.1)	0.2	1.0	(0.1)	(0.4)	0.1	(0.7)
Market Movement (US$B)	9.5	4.4	11.0	6.9	(1.0)	13.9	6.5
S&P500 Index (daily average)	1,497	1,425	1,389	1,287	1,282	1,461	1,283
Earnings for MFS increased C$15 million, or 28%, compared to the second quarter of 2006. In U.S. dollars, second quarter earnings were US$62 million, US$15 million, or 32%, higher than in the second quarter of 2006 primarily due to asset growth and higher margins3. Average net assets of US$200 billion increased 19% compared to the second quarter of 2006.
Six-month earnings increased by US$31 million, or 34%, over the same period in 2006 primarily due to asset growth and higher margins.
Total assets under management at June 30, 2007 were US$202 billion, an increase of US$10 billion compared to March 31, 2007, driven by market appreciation of US$9.5 billion, the acquisition on June 29, 2007 of six closed-end funds with total assets of US$1.0 billion and net managed fund sales of US$0.8 billion, partially offset by net retail mutual fund redemptions of US$0.9 billion during the period.
SLF Asia

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income ($mm)	17	38	33	13	31	55	55

ROE (%)	6.0	13.5	12.6	5.2	12.6	9.7	11.2
Second quarter 2007 earnings of $17 million decreased by $14 million, or 45%, from the second quarter of 2006 primarily due to the non-recurrence of unusually favourable investment results in the Philippines in the second quarter of 2006, and increased expansion expenses.
Six-month earnings were unchanged from last year, with this year’s improved asset/liability matching in Hong Kong offset by lower investment income in the Philippines.
SLF Asia sales momentum continued in the second quarter of 2007, with Canadian dollar sales up 36% over the same period in 2006. In local currency, strong demand for wealth accumulation products in the Philippines and Hong Kong drove sales up by 40% and 36%, respectively, over the second quarter 2006 sales.

[3]	The Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures”.
8 Sun Life Financial Inc. / Second Quarter 2007

Management’s Discussion & Analysis
In China, sales grew 93% over last year’s sales. Sun Life Everbright Life Insurance Company continued its expansion with the opening of two sales offices in the Jiangsu province, bringing the operation to 14 cities. Sun Life Everbright also received preparatory approval for a branch in Shanghai. In India, agency sales increased by 62% over the same period last year as the direct sales force grew to over 60,000 advisors during the second quarter.
Corporate
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	42	100	28	57	48	142	86
SLF Reinsurance	33	18	35	25	24	51	33
Corporate Support	(6)	(79)	24	12	2	(85)	11

Total	69	39	87	94	74	108	130
Second quarter 2007 earnings decreased by $5 million compared to the second quarter of 2006 as higher earnings at SLF Reinsurance from higher premium revenue were more than offset by increased expenses in Corporate Support and lower SLF U.K. earnings compared to the second quarter of 2006 due to the non-recurrence of favourable tax adjustments on pension losses in the second quarter of 2006.
Six-month earnings decreased by $22 million, or 17%, over the same period in 2006 due to the after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem US$600 million of 8.526% Cumulative Capital Securities taken in the first quarter of 2007, partially offset by higher earnings in SLF U.K. and SLF Reinsurance.
Additional Financial Disclosure
Revenue
Under Canadian GAAP, revenues include premium revenue, net investment income and fee income.
Changes to Canadian investment accounting rules that became effective on January 1, 2007 have resulted in increased net investment income volatility arising from quarterly fluctuation in the value of held-for-trading assets. Changes in the value of held-for-trading assets are largely offset by corresponding changes in the value of actuarial liabilities.
Premium revenue includes annuity premiums, certain of which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Second Quarter 2007/ sunlife.com 9

Management’s Discussion & Analysis

	Quarterly Results					Year to Date
	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	2007	2006

Revenues ($mm)
SLF Canada	1,801	2,374	2,520	2,335	2,223	4,175	4,478
SLF U.S.	1,944	2,197	2,392	3,143	2,929	4,141	4,930
MFS	433	447	444	395	407	880	823
SLF Asia	182	215	297	240	259	397	485
Corporate	140	351	484	491	413	491	830

Total	4,500	5,584	6,137	6,604	6,231	10,084	11,546
Revenues of $4.5 billion earned in the second quarter of 2007 decreased by $1.7 billion from the same period in 2006 due to lower investment income of $1.1 billion as rising interest rates during the second quarter of 2007 resulted in a decrease in the fair value of held-for-trading assets, with a corresponding decrease in actuarial liabilities, as required under changes in Canadian investment accounting rules that became effective on January 1, 2007. Premiums were also lower by $727 million, mainly from the non-recurrence of US$900 million in medium-term notes issued in the second quarter of 2006.
Premium revenues of $3.2 billion in the second quarter of 2007 were $727 million less than the same quarter last year due to lower annuity premiums. Health insurance premiums rose by $108 million as SLF Canada Group Benefits and SLF U.S. Employee Benefits Group contributed an additional $29 million and $71 million, respectively over the second quarter of 2006.
Second quarter 2007 annuity premiums of $874 million were lower by $822 million than during the same period in the prior year. Annuity premiums in SLF U.S. decreased by $871 million as the issuance of US$900 million in medium-term notes in the second quarter of 2006 was not repeated in 2007. This decline was partly moderated by SLF U.S.’s growth in fixed annuity premiums of $136 million over the second quarter of 2006.
Net investment income of $472 million in the second quarter of 2007 fell by $1,069 million from the second quarter of 2006 as rising interest rates during the second quarter of 2007 resulted in a decrease in the value of held-for-trading assets, with a corresponding decrease in actuarial liabilities, as required under changes in Canadian investment accounting rules that became effective on January 1, 2007. These declines were slightly moderated by the favourable effect of fluctuations in equity markets.
Fee income of $824 million in the second quarter of 2007 was up $65 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
Actuarial liabilities decreased $1.9 billion in the second quarter of 2007 compared to an increase of $985 million in the second quarter of 2006. The change of $2.9 billion included a reduction related to the decrease in value of held-for-trading assets. There was a further reduction of $516 million associated with the maturing of European medium-term notes. The 2006 amount also included $1 billion related to the issue of medium-term notes which did not recur in 2007.
Total revenues of $10.1 billion for the six months ended June 30, 2007 decreased by $1.5 billion as compared to the same period in 2006 primarily due to lower annuity premiums and lower net investment income. Annuity premiums of $1.9 billion for the six months ended June 30, 2007 declined by $614 million from the same period a year ago as SLF U.S. issued US$900 million in medium-term notes in the second quarter of 2006, which were not repeated in 2007. This decrease was partly compensated by higher annuity premiums of $119 million in SLF Canada and growth in SLF U.S. annuities of $218 million. Net investment income for the six months ended June 30, 2007 dropped by $1.2 billion from the comparable period a year ago for the same reasons previously mentioned for the quarter. Higher life and health insurance premiums as well as higher fee income on increased average net assets somewhat diminished these decreases.
10 Sun Life Financial Inc. / Second Quarter 2007

Management’s Discussion & Analysis
Assets Under Management (AUM)
AUM were $434.5 billion as at June 30, 2007 compared to $445.8 billion as at March 31, 2007, and $387.2 billion as at June 30, 2006. The decrease of $11.3 billion between March 31, 2007 and June 30, 2007 resulted primarily from:
(i)	a decrease of $24.0 billion from the stronger Canadian dollar relative to the prior period currency exchange rates, partially offset by
(ii)	positive market movements of $12.8 billion;
(iii)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS; and
(iv)	net sales of mutual, managed and segregated funds of $0.2 billion.
AUM increased $47.3 billion between June 30, 2006 and June 30, 2007. The increase related primarily to:
(i)	robust market performance generating $50.3 billion in additional value;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(iii)	net sales of mutual, managed and segregated funds of $2.1 billion; and
(iv)	an increase of $1.1 billion in mutual funds during June 2007 related to the acquisition of closed-end funds in MFS; partly reduced by
(v)	a decrease of $13.7 billion from currency fluctuations.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $116.1 billion as at June 30, 2007, compared to $110.6 billion a year earlier. An increase of $4.2 billion in general fund assets on January 1, 2007 arose from the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S., including the acquisition of Genworth Financial Inc.’s U.S. employee benefits group business at the end of May 2007, was partly reduced by the $1.9 billion unfavourable currency effect from the strengthened Canadian dollar against foreign currencies.
Total general fund assets decreased by $1.7 billion from the December 31, 2006 level of $117.8 billion. The $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules was more than offset by the unfavourable currency impact of $5.3 billion from a stronger Canadian dollar at the end of the second quarter of 2007.
Actuarial and other policy liabilities of $83.1 billion as at June 30, 2007 rose by $6.1 billion compared to June 30, 2006 with a $7.3 billion increase on January 1, 2007 related to the change in value of held-for-trading assets, the reversal of deferred net realized gains and other fair value adjustments resulting from changes to Canadian investment accounting rules, partially diminished by the $1.3 billion unfavourable impact of currency fluctuations.
Actuarial and other policy liabilities of $83.1 billion at June 30, 2007 were up by $2.0 billion compared to December 31, 2006. This increase was primarily due to the impact of changes to Canadian investment accounting rules noted above, partially offset by the unfavourable currency effect of $3.9 billion resulting from the strengthened Canadian dollar at the end of the second quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $17.3 billion as at June 30, 2007, $199 million higher than at December 31, 2006. Shareholders’ net income, before preferred share dividends of $34 million, generated $1,121 million and the issuance of Class A Non-cumulative Preferred Shares, Series 5 added $245 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $564 million and was partially offset by $290 million in other comprehensive income due to losses on available for sale assets. Dividend payments on common shares of $366 million and $214 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished the increases. Currency fluctuations further reduced shareholders’ equity by $827 million.
Second Quarter 2007/ sunlife.com 11

Management’s Discussion & Analysis
Shareholders’ equity as at June 30, 2007, including Sun Life Financial Inc.’s preferred share capital and accumulated other comprehensive income, was $708 million lower than the March 31, 2007 position of $18.0 billion. Shareholders’ net income, before preferred share dividends of $18 million, generated $608 million. The impact of changes to Canadian investment accounting rules from January 1, 2007 reduced shareholders’ equity during the second quarter by $250 million due to losses on available-for-sale assets in other comprehensive income. Dividend payments on common shares of $183 million and $142 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) also diminished shareholders’ equity. Currency fluctuations further decreased shareholders’ equity by $724 million.
As at June 30, 2007, Sun Life Financial Inc. had 568,105,192 common shares and 61,000,000 preferred shares outstanding.
Cash Flows

	Quarterly Results		Year to Date
($mm)	Q2/07	Q2/06	2007	2006

Cash and cash equivalents, beginning of period	5,414	3,902	4,881	2,740
Cash flows provided by (used in):
Operating activities	(236)	1,232	(197)	1,390
Financing activities	(618)	(441)	(400)	258
Investing activities	(1,228)	(1,013)	(974)	(707)
Discontinued operations
Changes due to fluctuations in exchange rates	(19)	(99)	3	(100)

Increase (decrease) in cash and cash equivalents	(2,101)	(321)	(1,568)	841

Cash and cash equivalents, end of period	3,313	3,581	3,313	3,581
Short-term securities, end of period	1,265	942	1,265	942

Total cash, cash equivalents and short-term securities	4,578	4,523	4,578	4,523

Net cash, cash equivalents and short-term securities of $4.6 billion as at the end of the second quarter of 2007 increased by $55 million over the second quarter of 2006. Cash and cash equivalents decreased by $2.1 billion during the second quarter of 2007 compared to a $321 million decrease in the second quarter of 2006. Operating cash flows in the second quarter of 2006 included the issuance of US$900 million in medium-term notes. Cash used in financing activities increased by $177 million from the same period in 2006 with the US$600 million redemption of Cumulative Capital Securities partly offset by the issuance of $400 million in subordinated unsecured debentures during the second quarter of 2007. Cash used in investing activities was $215 million higher in the second quarter of 2007 than in the second quarter of 2006 primarily due to the acquisition of the Genworth EBG Business, which closed on May 31, 2007, partially offset by higher levels of net purchases of invested assets in the second quarter of 2006.
There was a decrease in cash and cash equivalents of $1.6 billion in the first six months of 2007 as compared to an $841 million increase in cash and cash equivalents in the same period of 2006. The decrease in cash from operating activities was $1.6 billion lower in the first half of 2007 than in the comparable period a year ago primarily related to the issuance of medium-term notes mentioned above. Cash used in financing activities in the first six months of 2007 increased by $658 million from the first six months of 2006 as the US$600 million Cumulative Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $650 million in senior unsecured debentures and preferred shares of $250 million in the first half of 2007 as compared to the $700 million in senior unsecured debentures and preferred shares of $250 million issued in the first half of 2006. Cash used in investing activities was higher by $267 million during the first half of 2007 than during the first half of 2006 mainly due to the acquisition of the Genworth EBG business, which closed in the second quarter of 2007, partially offset by higher levels of net purchases of invested assets in the second quarter of 2006.
12 Sun Life Financial Inc. / Second Quarter 2007

Management’s Discussion & Analysis
Enterprise Risk Management
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Outlook
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in its fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
Regulatory and Legal Matters
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various matters, management believes, based on the information currently available to it, that the ultimate resolution will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, Diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain offsetting fee income and commission expenses, as a means of measuring the underlying profitability of MFS. Embedded Value and Value of New Business
Second Quarter 2007/ sunlife.com 13

Management’s Discussion & Analysis
are used to measure overall profitability. Embedded Value and Value of New Business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, fully diluted operating EPS and operating ROE exclude after-tax charge to earnings of $2 million for re-branding expenses in Canada and $1 million for the integration costs of Genworth Financial’s U.S. Employee Benefits Group taken in the second quarter of 2007, a $43 million and a $18 million after-tax charge to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem the outstanding US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, respectively, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006.
Forward-Looking Statements
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
14 Sun Life Financial Inc. / Second Quarter 2007